TITAN MEDICAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(IN UNITED STATES DOLLARS)

This Management’s Discussion and Analysis (“MD&A”) is dated May 11, 2017.

This MD&A provides a review of the performance of Titan Medical Inc. (“Titan” or the “Company”) and should be read in conjunction with its unaudited condensed interim financial statements for the three months ended March 31, 2017 (and the notes thereto) (the “Financial Statements”). The Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”).

Internal Control over Financial Reporting

During the three months ended March 31, 2017, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-Looking Statements

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion other than statements of historical facts that address future events, developments or transactions that the Company expects, are forward-looking statements. These forward-looking statements are made as of the date of this MD&A. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “expected”, “expectation”, “anticipates”, “believes”, “intends”, “estimates”, “predicts”, “potential”, “targeted”, “plans”, “possible”, “milestones”, “objectives” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements that appear in this MD&A include: the Company aims to pursue a broad set of surgical indications for the SPORT Surgical System, including general abdominal, gynecologic, urologic and colorectal procedures; the SPORT Surgical System is being developed with the goal of inserting the interactive multi-articulating instruments and a 3D high definition vision system into a patient’s abdominal body cavity through a single access port; the Company anticipates expanding its intellectual property portfolio by filing additional patent applications as it progresses in the development of robotic surgical technologies, acquiring and/or by licensing suitable technologies; the Company’s current plan is to raise sufficient financing and to continue the development and commercialization of the SPORT Surgical System at estimated incremental costs, and according to the timeline, as set forth in the table below; the Company intends to utilize a direct sales force, distribution partner(s) or a combination thereof to initiate marketing of the SPORT Surgical System to hospitals; the Company’s material development milestones as described in the development milestone chart included herein; the Company’s expected timing for completion of its second milestone.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual results of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as the requirement for additional financing, ability to continue as a going concern, history of losses, reliance on strategic alliances, dependence on key personnel, ability to attract qualified employees, breach and loss of trade secrets, dependence on third parties, competition, infringement of intellectual property rights, intellectual property risk, current global financial conditions, trademarks, recent changes in senior management, conflict of interest, results of operations, difficulty forecasting future results, uncertain market, technology advancements, insurance and uninsured risks, ability to license other intellectual property, government regulation, profitability, changes in government policy, changes in accounting and tax rules, contingent liabilities, uncertainty of milestones, product and services not completely developed, manufacturing risks, reliance on suppliers and developers, product defect risk, supplier risk, stock price volatility, future share sales, limited operating history, fluctuating financial results, estimates regarding milestones and currency fluctuations. Please also refer to the risk factors set forth starting on page 16 of the Company’s Annual Information Form for the 2016 fiscal year, available on SEDAR at www.sedar.com, which are expressly incorporated by reference into the MD&A.

There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements.

History and Business

The Company is, and since July 28, 2008 has been, incorporated under the Business Corporations Act (Ontario).

The address of the Company’s corporate office and its principal place of business is 170 University Avenue, Suite 1000, Toronto, Ontario, Canada M5H 3B3.

The Company was formed by way of amalgamation under the Business Corporations Act (Ontario) on July 28, 2008. Titan does not have any subsidiaries. The Company is committed to developing its robotic surgical system for use in connection with minimally invasive surgery (surgery without large incisions). From inception, the Company has focused on research and development toward its robotic surgical technology and building its intellectual property portfolio, trade secrets and scientific and technical knowledge base.

Overall Performance

The Company’s business is focused on the research and development of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing a single-port robotically-assisted surgical system, identified as the SPORT Surgical System. The SPORT Surgical System comprises a patient cart, a surgeon-controlled robotic platform, that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view of inside a patient’s body during MIS procedures via a 3D high definition display. With the SPORT Surgical System, the Company intends to pursue a broad set of surgical indications, including general abdominal, gynecologic, urologic and colorectal procedures.

Development of the SPORT Surgical System has proceeded in response to “voice of customer” feedback, consultation with medical technology development firms and consultants, and engagement with the Company’s Surgeon Advisory Board (the “Surgeon Advisory Board”) comprised of industry-leading surgeons. This has allowed the Company to design a system that includes the traditional advantages of robotic surgery, including tele-operation, 3D stereoscopic imaging and restoration of instinctive control, and also new and enhanced features including a more ergonomic-friendly surgeon workstation user interface and a robotic platform with improved instrument dexterity. The ergonomic design of the workstation includes customized surgeon controllers, a second display for delivering ancillary information to the surgeon and elbow supports instead of forearm supports to provide an overall more comfortable working position. The surgical system is designed to adapt to the surgeon instead of having the surgeon adapt to the system.

The Company has completed research and early development of the major components of the SPORT Surgical System including multi-articulating instruments with multiple degrees of freedom of movement, a custom designed 3D high definition vision system capable of motorized pan and tilt and surgeon controls that allow the user to control the instruments through movements of the surgeon controllers.

The SPORT Surgical System patient cart is being developed to deliver interactive multi-articulating instruments and a 3D high definition vision system into a patient’s abdominal body cavity through a single access port. The design of the patient cart includes an insertion tube of approximately 19 millimeter (mm) diameter, capable of insertion into the patient’s body cavity through a skin incision of approximately 25 mm. The insertion tube includes a collapsible distal end portion incorporating a 3D high definition camera module that once inserted, is configured to deploy into a working configuration wherein the camera module and multi-articulating instruments can be controlled by a surgeon via the workstation. The reusable multi-articulating, snake-like instruments are designed to couple with sterile detachable single patient use robotic end effectors that would provide first use quality in every case and eliminate the reprocessing of the complete instrument. The use of reposable (re-usable for a specific number of uses) robotic instruments and single patient use end effectors is intended to minimize the cost per procedure. The patient cart is also designed to include a mast, a boom and wheels for optimal configurability for a variety of surgical indications and the ability to be maneuvered within the operating room, or redeployed within hospitals and surgical centers, where applicable.

The Company continuously evaluates its technologies under development for intellectual property protection. As of March 31, 2017, the Company has ownership or certain exclusive rights to 12 patents and 31 patent applications. The Company anticipates expanding its intellectual property portfolio by filing additional patent applications as it progresses in the development of robotic surgical technologies, acquiring and/or by licensing suitable technologies. The Company previously entered into exclusive license agreements with several organizations including the Trustees of Columbia University. The agreement with Columbia University provides the Company with certain rights for the development and commercialization of robotic surgical technology for use in single port surgery, providing a basis for the development of the SPORT Surgical System.

As part of its development and commercialization efforts, the Company has established certain milestones that it uses to assess its progress towards developing commercially viable robotic surgical technologies. These milestones relate to technology and design advancements as well as to targeted dates for pre-clinical studies and completion of regulatory submissions. To assess progress, the Company regularly tests and evaluates its technology. If such evaluations indicate technical defects or failure to meet cost or performance goals, the Company’s commercialization schedule could be delayed and potential purchasers of its initial commercial systems may decline to purchase them or may choose to purchase alternative technologies.

Among other things, the future success of the Company is substantially dependent on continuing its research and development program, including the ongoing support of any outsourced research and development suppliers.

In addition to being capital intensive, research and development activities relating to the sophisticated technologies that the Company is developing are inherently uncertain as to future success and the achievement of desired results. If delays or problems occur during the Company’s ongoing research and development activities, important financial and human resources may need to be diverted toward resolving such delays or problems. Further, there is material risk that the Company’s research and development activities may not result in a functional, commercially viable product or one that is approved by regulatory authorities.

The Company had previously announced plans to build first-in-human units in the first quarter of 2016 after the completed build of the two engineering verification units. However, due to the revision of the development path, the first-in-human units have been repurposed as engineering verification units (“EV units”) and were completed during the first quarter of 2016. The EV units incorporate substantially all of the previous design and engineering work completed on the SPORT Surgical System and will be used for pre-clinical live animal and human cadaver studies. The live animal and human cadaver studies are expected to provide comprehensive and high quality information towards anticipated regulatory submissions to the United States Food and Drug Administration (“FDA”) and regulatory authorities for the CE Mark.

Developments during the first three months of 2017 include:

-	The Company achieved its milestone for the first quarter of 2017, with the finalization of user requirements for the first generation of robotic surgical system.

-	Effective April 3, 2017, Curtis R. Jensen was appointed Vice President of Quality and Regulatory Affairs.
-	Effective February 6, 2017, Perry A. Genova was appointed Vice President of Research and Development.
-	Effective January 9, 2017, David McNally also assumed the role of President when the then-current President of the Company resigned.
-	Effective January 3, 2017, David J. McNally was appointed Chief Executive Officer and a Director of the Company.

Discussion of Operations

The Company incurred a net and comprehensive loss of $4,988,274 during the three months ended March 31, 2017, compared with a net and comprehensive loss of $11,720,394 for the three months ended March 31, 2016. This decrease in net and comprehensive loss for the period is attributed primarily to the decrease in Research and Development operations in 2017 when compared to 2016. In addition, foreign exchange (gain) or loss in the three months ended March 31, 2017, before foreign exchange on warrant liabilities was $11,264, compared to $90,815 for the comparable period in 2016. At March 31, 2017 the foreign exchange on the warrant liabilities was a gain of $26,080, versus a loss of $248,916 for the comparable period in 2016

During the three months ended March 31, 2017, corporate efforts were ongoing related to furthering key strategic relationships, carrying on efforts to secure the Company’s intellectual property through the patent and licensing process, and continuing the development of the Company’s robotic surgical system. As of March 31, 2017, the Company has ownership or exclusive rights to twelve patents and thirty one patent applications filed with various patent offices.

Research and development expenditures (all of which were expensed in the period) for the three months ended March 31, 2017 and March 31, 2016, respectively, were as follows:

Research and Development Expenditures	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Intellectual property development	$5,000	$5,000
License and royalties	5,000	76,000
Product development	2,936,323	10,354,679

Total	$2,946,323	$10,435,679

Research and development expenditures decreased in the three months ended March 31, 2017 compared to the same period in 2016. This decrease was primarily due to a reduction in available funding in 2017 when compared to 2016.

Excluding foreign exchange, general and administrative expenses for the three months ended March 31, 2017 amounted to $1,455,316 compared to $1,147,728 for the comparable period in 2016. This increase in Q1 2017 over Q1 2016 is attributed primarily to increases in salaries, stock compensation and professional fees, offset by decreases in travel and marketing/investor relations costs.

The gain or (loss) attributed to change in fair value of warrants for the three months ended March 31, 2017 was a loss of ($461,996) , compared to a gain of $546,243 for the three months ended March 31, 2016. The change in gain or (loss) of ($1,008,239) for the three months ended March 31, 2017 reflects an increase in fair value of warrants in 2017 compared to 2016.

Titan realized $2,133 of interest income in the three months ended March 31, 2017 and $1,774 in the three months ended March 31, 2016.

For a discussion with regard to the status of the development of the SPORT Surgical System, please see “Development Objectives” below.

Summary of Quarterly Results

The following is selected financial data for each of the eight most recently completed quarters, derived from the Company’s financial statements, calculated in accordance with IFRS.

	Three Months Ended March 31, 2017	Three Months Ended December 31, 2016	Three Months Ended September 30, 2016	Three Months Ended June 30, 2016	Three Months Ended March 31, 2016	Three Months Ended December 31, 2015	Three Months Ended September 30, 2015	Three Months Ended June 30, 2015
Net sales	-	-	-	-	-	-	-	-
Net and Comprehensive Loss from operations	$4,988,274	$2,008,365	$1,659,863	$7,934,874	$11,720,394	$13,136,604	$10,899,586	$8,250,823
Basic and diluted loss per share	$0.03	$0.01	$0.01	$0.05	$0.09	$0.12	$0.11	$0.08

Significant changes in key financial data from the three months ended June 30, 2015 to the three months ended March 31, 2017 reflects the ongoing development of the SPORT Surgical System. Also included is the requirement to revalue the Company’s warrant liability at fair value with subsequent changes recorded through net and comprehensive loss for the period.

Liquidity and Capital Resources

The Company currently does not generate any revenue or income (other than interest income on its cash balances) and accordingly, it is (and it will be for the foreseeable future) dependent primarily upon equity financing for any additional funding required for development and operating expenses.

The ability of the Company to arrange such financing in the future will depend in part upon prevailing capital market conditions and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares or convertible securities from treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise to continue its technology development program at its current pace.

Titan had $5,306,753 of cash and cash equivalents on hand and $2,230,005 of accounts payable and accrued liabilities, excluding warrant liability, at March 31, 2017, compared to $4,339,911 and $2,232,201 respectively, at December 31, 2016. Titan’s working capital as at March 31, 2017 was $3,204,718, excluding warrant liability, compared to $2,366,832, at December 31, 2016.

Below is a table that sets out the various series of Titan warrants that were previously issued, using historic rates. The disclosure of the potential proceeds in the last column of the table below assumes all warrants are exercised on or before the expiry date. However, there is no assurance that any warrants will be exercised prior to their expiry.

Ticker Symbol	Issue Date	Expiry Date	Number Issued	Number Outstanding	Exercise Price (CDN $)	Potential Proceeds (CDN $)
TMD.WT.C	March 13, 2013	March 13, 2018	6,260,763	5,260,705	$1.25	6,575,881
TMD.WT.F	November 16, 2015	November 16, 2020	7,012,195	7,012,195	$1.60	11,219,512
TMD.WT.G	February 12, 2016	February 12, 2021	11,670,818	11,600,818	$1.00	11,600,818
TMD.WT.G	February 23, 2016	February 12, 2021	1,746,789	1,746,789	$1.00	1,746,789
TMD.WT.H	March 31, 2016	March 31, 2021	15,054,940	15,054,940	$1.20	18,065,928
TMD.WT.H	April 14, 2016	March 31, 2021	2,258,241	2,258,241	$1.20	2,709,889
TMD.WT.I	September 20, 2016	September 20, 2021	17,083,333	17,083,333	$0.75	12,812,500
TMD.WT.I	October 27, 2016	September 20, 2021	2,030,000	2,030,000	$0.75	1,522,500
NOT LISTED	March 16, 2017	March 16, 2019	10,733,600	10,473,600	$0.40	4,189,440
NOT LISTED	March 16, 2017	March 16, 2021	10,733,600	10,733,600	$0.50	5,366,800
TOTAL			84,584,279	83,254,221		75,810,057

Development Objectives

The Company employs a combination of internal resources and external development firms to execute the research, development and commercialization plan for the Company’s robotic surgical system.

At this time, the Company’s primary development objectives and milestones in 2017 will be to advance human factors studies, formalize user requirements, stabilize the design and development of the system, and initiate pre-clinical studies. Pre-clinical studies performed in live animal subjects by surgeons with fully-functional prototypes can provide valuable insights regarding system performance, as well as the suitability of related surgical accessories, during representative surgical procedures under controlled laboratory conditions.

Based on the evolution of the SPORT design, the creation and refinement of software for production system functionality has not yet commenced. As the system design matures early in the year, the Company plans to commence this process in the first half of 2017, and anticipates that it will continue as an intensive, ongoing process through the balance of 2017 with anticipated completion in 2018. As software development is a parallel effort, it is anticipated that insights gained from human factors and pre-clinical studies will provide opportunities to optimize the system for clinical use.

The Company estimates that it will require a minimum of approximately U.S.$10 million to fund its development milestones for the first half of 2017, specifically, those related to the advancement of the human factors and usability studies and finalization of user requirements for the first generation SPORT Surgical System. It is further estimated that a minimum of an additional U.S. $18 million will be required to fund development and pre-clinical animal studies during the second half of 2017.

Although an estimate of the timing and costs for the development milestones in 2017 and beyond remains highly speculative, the Company presently estimates that a total of U.S. $70 million of additional capital (including the U.S.$10 million and U.S.$18 million amounts noted above), will be required to fund development work through submission of the 510(k) application to the FDA and submittal to European authorities for the CE Mark, which are projected by year-end 2018. However, given the uncertainty of, among other things, product development timelines, regulatory requirements, the timing and number of future animal and human cadaver studies that may be required and the availability of required capital to fund development and operating costs, the actual costs and development times may exceed management’s current expectations.

In addition to being capital intensive, research and development activities relating to the Company’s SPORT surgical robot, which is a highly complex medical device are inherently uncertain as to future success and the achievement of desired results. If delays or problems occur during the Company’s ongoing research and development activities, financial and human resources may need to be diverted toward resolving such delays or problems. Further, there is material risk that the Company’s research and development activities may not result in a functional, commercially viable product or one that is approved by regulatory authorities. Please see “Risk Factors”.

Current Development Plan

The Company’s current plan is to raise sufficient financing and to continue the development and commercialization of the SPORT Surgical System at estimated incremental costs, and according to the timeline, as set forth in the table below.

The Company anticipates costs to the end of 2017 related to the commercialization and regulatory clearance of the SPORT system to be as set out in the table below.

Development Milestones	Estimated Cost (in U.S. $ million)	Schedule for Milestone Completion	Comments
Units built and ready for engineering verification (Prototype is formally tested to meet previously defined specifications)
Build two EV units	-	Q4 2015	Completed
Build additional EV units	-	Q1 2016	Completed
Perform initial heuristic human factors and usability studies	-	Q2 2016	Completed
Complete human factors and usability studies
Finalize user requirements for 1st generation robotic surgical system	4.5	Q1 2017	Completed
Select and confirm strategic facilities for pre- clinical studies in US and Europe	0.5	Q2 2017
Test and evaluate performance of subsystems of existing EV units	1.8	Q2 2017
Complete initial formative human factors studies	2.0	Q2 2017
Initiate design changes based on subsystem performance and human factors evaluation	1.0	Q2 2017

Development Milestones	Estimated Cost (in U.S. $ million)	Schedule for Milestone Completion	Comments
Implement design changes and retest system and subsystems	8.7	Q3 2017

Update Design History File and documentation for relevant modules of Company Quality Management Systems (“QMS”)		Q3 2017

Complete initial requirements and architecture for simulation software and training program design		Q3 2017
Complete and report on pre-clinical animal studies at strategic facilities in US and Europe	9.2	Q4 2017

Confirm FDA and CE Mark pathways in coordination with regulatory authorities		Q4 2017
Complete software development, system design and update Design History File for regulatory filing	TBD(1)	2018

Complete summative human factors evaluation

Complete simulation software development and training program design

Complete and document pre-clinical studies for FDA submittal

Prepare and submit 510(k) application to FDA and prepare technical file for CE Mark and submit to European Notified Body

Publish white papers on pre-clinical studies
Anticipated receipt of FDA 510(k) clearance and CE Mark	TBD(1)	2019

Perform successful human surgeries at initial US and European training centres
TOTAL	TBD(1)

Notes:

(1)	A specific schedule for milestone completion cannot be estimated at this time as it is dependent upon receipt of additional funding.
(2)	The estimated costs associated with each milestone in the table above are inclusive of estimated working capital and general administrative expenses.

Upon completion of the development of the SPORT Surgical System and following receipt of applicable regulatory clearances in North America and Europe, the Company intends to utilize a direct sales force, distribution partner(s) or a combination thereof to initiate marketing of the SPORT Surgical System to hospitals.

Due to the nature of technology research and development, there is no assurance that these objectives will be achieved, and there can be no assurance with respect to the time or resources that may be required. The Company expects that additional specific milestones could be identified as the research, development and commercialization of the SPORT Surgical System progresses, or existing milestones, budgets and the schedule for completion of each milestone may change depending on a number of factors including the results of the Company’s development program, the availability of financing and the cooperation and ability of development and manufacturing firms engaged by the Company to complete work assigned to them. The total costs presented in the table above to undertake the research, development and commercialization of the Company’s SPORT Surgical System as referenced above are only estimates based on current information available to the Company and cannot yet be determined with a high degree of certainty. Actual costs may be substantially higher than those estimated. Costs beyond 2017 remain to be determined.

Please also refer to the risk factors set forth starting on page 16 of the Company’s Annual Information Form for the 2016 fiscal year, available on SEDAR at www.sedar.com.

Financings

Offerings During Q1 2017

On March 16, 2017 Titan completed an offering of securities pursuant to an agency agreement dated March 10, 2017 between the Company and Bloom Burton Securities Inc. (“Bloom Burton”). The Company sold 21,467,200 units under the Offering at a price of CDN$0.35 per Unit for gross proceeds of approximately $5,642,537 ($5,026,936 net of closing costs including cash commission of $394,316 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and (i) one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire one Common Share of the Company at an exercise price of CDN$0.40 and expiring March 16, 2019, and (ii) one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire on Common Share of the Company at an exercise price of CDN$0.50 and expiring March 16, 2021.

Pursuant to the agency agreement, in addition to the cash commission paid to Bloom Burton, broker warrants were issued to the Agent which entitle the holder to purchase 1,500,155 Common Shares at a price of CDN$0.35 per share prior to expiry on March 16, 2019.

Offerings During Q3 2016

On September 20, 2016 Titan completed an offering of securities pursuant to an agency agreement dated September 13, 2016 between the Company and Bloom Burton & Co. Limited and Echelon Wealth Partners Inc. (the "Agents"). The Company sold 17,083,333 units under the Offering at a price of CDN$0.60 per Unit for gross proceeds of $7,749,000 ($6,951,987 net of closing costs including cash commission of $528,668 paid in accordance with the terms of the agency agreement). Each unit comprised of one common share of the Company and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN$0.75 and will expire September 20, 2021. The warrants were valued at $1,162,350 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $6,586,650 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agents, the Company issued 1,165,494 broker warrants to the Agents. Each broker warrant entitles the holder thereof to acquire one common share of the Company at the price of CDN$0.60 and expires September 20, 2018.

On October 27, 2016, the Agents exercised the over-allotment option granted by the Company in connection with the September 20, 2016 offering and the Company sold an additional 2,030,000 Units at the offering price of CDN$0.60 per Unit for additional gross proceed of $909,846 ($845,181 net of closing costs including commission of $63,689 paid in accordance with the terms of the agency agreement). Each Unit comprised one common share of the Company and one warrant. Each whole warrant entitles its holder to purchase one additional common share of the Company for CDN$0.75 and will expire September 20, 2021. The warrants were valued at $121,313 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrants and the balance of $788,533 was allocated to common shares.

In addition to the cash commission paid to the Agents, the Company issued 142,100 broker warrants to the Agents. Each broker warrant entitles the holder thereof to acquire one common share of the Company at the price of CDN$0.60 and expires October 27, 2018.

Offerings During Q1 2016

On February 12, 2016 Titan completed an offering of securities made pursuant to an agency agreement dated February 9, 2016 between the Company and Bloom Burton. The Company sold 11,670,818 units under the offering at a price of CDN$0.90 per unit for gross proceeds of approximately $7,592,101 ($6,844,046 net of closing costs including cash commission of $516,622 paid in accordance with the terms of the agency agreement). Each unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of CDN$1.00 and expires February 12, 2021. The warrants were valued at $1,518,420 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $6,073,681 was allocated to common shares.

On February 23, 2016 the over-allotment option in connection with the Company’s February 12, 2016 offering of 11,670,818 units was exercised in full, and the Company sold an additional 1,746,789 units at the offering price of CDN$0.90 per unit for gross proceeds to Titan of approximately $1,139,937 ($1,029,605 net of closing costs including cash commission of $79,796 paid in accordance with the terms of the agency agreement). The warrants were valued at $215,321 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $924,616 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to Bloom Burton, the Company issued 916,443 broker warrants to Bloom Burton. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN$0.90 and expires February 23, 2018.

On March 31, 2016 Titan completed an offering of securities pursuant to an agency agreement dated March 24, 2016 between the Company and Bloom Burton. The Company sold 15,054,940 units under the offering price of CDN$1.00 per unit for gross proceeds of approximately $11,607,359 ($10,571,919 net of closing costs including cash commission of $796,324 paid in accordance with the terms of the agency agreement). Each unit comprises one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN$1.20 and will expire March 31, 2021. The warrants were valued at $1,741,104 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $9,866,255 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to Bloom Burton, the Company issued 1,032,845 broker warrants to Bloom Burton. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN$1.00 and expires March 31, 2018. Each unit consist of one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of CDN$1.20 and expires March 31, 2021.

On April 14, 2016 the over-allotment option to the Company’s March 31, 2016 offering was exercised in full and the Company sold an additional 2,258,241 units at the offering price for additional gross proceeds of $1,759,396 ($1,633,407 net of closing costs including commission of $123,158 paid in accordance with the terms of the agency agreement). The warrants were valued at $290,300 based on the market value at the time and the balance of $1,469,096 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to Bloom Burton, the Company issued 158,076 broker warrants to Bloom Burton. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN$1.00 and expires April 14, 2018. Each unit consists of one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of CDN$1.20 which expire April 14, 2021.

Longtai Medical Inc.

On October 30, 2015, the Company entered into a letter agreement (the “Letter Agreement”) with Longtai Medical Inc. Under the terms of the Letter Agreement, on November 23, 2015, Longtai subscribed for and purchased US$4,000,000 worth of Common Shares under a private placement, at a subscription price of CDN$1.23 per Common Share. In the Letter Agreement, the Company granted to Longtai exclusive rights to negotiate with the Company for an exclusive marketing, sales and distribution agreement for the Company’s SPORT Surgical System in the Asia Pacific region (the “Distributorship Agreement”) for a period of 183 days commencing at closing of the private placement. Additionally, Longtai paid to the Company US$2,000,000 as a deposit toward the Distributorship Agreement (“Distributorship Deposit”), which is required to be repaid to Longtai in the event that the Distributorship Agreement is not entered into within such 183 day period. On May 24, 2016, the Company and Longtai executed a three month extension of the exclusive rights granted to Longtai to negotiate the Distributorship Agreement and for the repayment of the Distributorship Deposit to Longtai, extending the negotiation period and the date for repayment of the Distributorship Deposit to August 19, 2016.

On August 24, 2016, the Company announced that it had had agreed to extend the exclusive rights granted to Longtai to negotiate the Distributorship Agreement from the previous three month extension to monthly progress reviews. On April 28, 2017, Titan announced that it had terminated its negotiations with Longtai Medical Inc. and it would return a US$2.0 million deposit to Longtai.

The Company’s description of its intended use of proceeds from the offerings made pursuant to its prospectus supplements dated February 9, 2016, March 24, 2016, September 13, 2016 and March 10, 2017, each pursuant to the short form base shelf prospectus of the Company dated August 18, 2015, are updated as outlined in the following table:

	Proceeds from	Proceeds from	Proceeds from	Proceeds	Total
	the offering	the offering	the offering	from the
	pursuant to the	pursuant to the	pursuant to the	offering
	prospectus	prospectus	prospectus	pursuant
	supplement	supplement	supplement dated	to the
	dated February	dated March 24,	September 13,	prospectus
	9, 2016	2016(Including	2016(Including	supplement
	(Including full	full exercise of	partial exercise of	dated
	exercise the	the	the	March 10,
	overallotment)	overallotment)	overallotment)	2017
Ongoing development and commercialization of the SPORT Surgical System	$6,298,920	$9,764,261	$6,237,734	$4,021,549	$26,322,464

General working capital requirements	1,574,731	2,441,065	1,559,434	1,005,387	6,580,617

Total Net Proceeds	$7,873,651	$12,205,326	$7,797,168	$5,026,936	$32,903,081

The Company has not deviated from its plan to use the net proceeds of the offerings described in the table above towards the ongoing development and commercialization of its SPORT Surgical System and general working capital requirements.

Off-Balance Sheet Arrangements

Other than for leased premises occupied by the Company and licensing agreements, both of which are discussed in note 8 of the unaudited condensed interim financial statements for the three months ended March 31, 2017 and 2016, the Company does not utilize off balance sheet arrangements.

Outstanding Share Data

The following table summarizes the outstanding share capital as of the date of this MD&A:

Type of Securities	Number of common shares issued or issuable upon conversion
Common shares	188,238,646
Stock options(1)	16,225,260
Warrants	83,254,221
Broker warrants(2)	4,915,113

Notes:

(1)

The Company has outstanding options enabling certain employees, directors, officers and consultants to purchase common shares. Please refer to note 5(b) of the Unaudited Condensed Interim Financial Statements for terms of such options.

(2)

Pursuant to the agency agreement in respect of the February 2016 offering, in addition to the cash commission paid to the agent for the offering, 916,443 broker warrants were issued to the agent. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN$0.90 for a period of 24 months following the closing date. Each unit consists of one Common Share and one warrant. Each warrant entitles the holder to acquire one Common Share at an exercise price of CDN$1.00 for a period of 60 months from the date of closing.

Pursuant to the agency agreement in respect of the March 2016 offering, in addition to the cash commission paid to the Agents, 1,190,921 broker warrants were issued to the agent. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN $1.00 for a period of 24 months following the closing date. Each unit consists of one Common Share and one warrant. Each warrant entitles the holder to acquire one Common Share at an exercise price of CDN $1.20 per share for a period of 60 months from the date of closing.

Pursuant to the agency agreement in respect of the September 2016 offering, in addition to the cash commission paid to the agents, 1,307,594 broker warrants were issued to the agents. Each broker warrant entitles the holder thereof to acquire one common share of the Company at the price of CDN $0.60 for a period of 24 months following the closing date.

Pursuant to the agency agreement in respect of the March 2017 offering, in addition to the cash commission paid to the agents, 1,500,155 broker warrants were issued to the agents. Each broker warrant entitles the holder thereof to acquire one common share of the Company at the price of CDN $0.35 for a period of 24 months following the closing date.

As of the date hereof, all broker warrants remain outstanding.

Accounting Policies

The accounting policies set out in the notes to the unaudited condensed interim financial statements have been applied in preparing the unaudited condensed interim financial statements for the three months ended March 31, 2017, and the comparative information presented in the unaudited condensed interim financial statements for the three months ended March 31, 2016.

The preparation of financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the financial statements and the reported amount of expenses during the period. Financial statement items subject to significant judgement include, (a) the measurement of stock based compensation and (b) the fair value estimate of the initial measurement of new warrant liabilities and re-measurement of unlisted warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

(a) Stock Options

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate.

(b) Warrant Liability

In accordance with IAS 32, because the exercise price of new warrants are not a fixed amount, they are denominated in a currency (Canadian dollar) other than the Company’s functional currency (U.S. dollar). Accordingly, the warrants are accounted for as a derivative financial liability. The warrant liability is initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the period. The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our listed and unlisted Warrant liability is initially based on level 2 (significant observable inputs) and at March 31, 2017 is based on level 1, quoted prices (unadjusted), in an active market, for our listed warrants and level 2 for our unlisted warrants.

Related Party Transactions

During the three months ended March 31, 2017, transactions between the Company and directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

On June 8, 2015, the Company entered into an option agreement with Platform Imaging, LLC (“Platform”) whereby Platform granted the Company an option to negotiate a license agreement to have exclusive rights to practice the inventions set forth in patents and patent applications for Markerless Tracking of Robotic Surgical Tools for potential incorporation in the SPORT Surgical System and to distribute such product thereafter. Under the terms of the option agreement, the Company must pay to Platform a non-refundable option fee of $300,000 as follows: (i) $100,000 upon signing the option agreement; (ii) $100,000 on January 2, 2016; and (iii) $100,000 on October 1, 2016. In addition, the Company shall have the right at any time up to and including February 2, 2017, to exercise the option by paying a fee of $1.3 million for the rights under the license agreement, payable upon execution of a license agreement. Prior to February 2, 2017, Titan gave notice that it would not exercise the option. A former senior officer of Titan was also a co-founder, significant shareholder, a director and a member of the senior management team of Platform, as well as the co-inventor of the developed technology.

During the period, an individual related to a former executive, provided consulting services in support of marketing efforts for the European market. Compensation of $24,720 plus reimbursement of appropriate expenses was paid to the individual.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, warrant liability, and other liabilities and charges. The fair value of these financial instruments approximates their carrying values, unless otherwise noted, due to the short term maturities of these instruments or the discount rate applied.

Outlook

The Company’s newly expanded management team has focused its efforts on planned, systematic execution of the development of the SPORT Surgical System, directed toward commercialization. Although the challenges associated with the successful design development and commercialization of a system as advanced as the SPORT Surgical System are numerous, management believes that with the support of its product development partners, it can succeed.

As at December 31, 2016, the Company published a revised set of milestones based on a detailed review of its progress to date and expectations going forward. During the first fiscal and calendar quarter of 2017, the Company successfully completed its first milestone, finalization of the user requirements for a first generation robotic surgical system. Further, in April 2017, the Company was awarded a new US Patent for SPORT-related technology. Based on recent progress, the Company expects to complete its second milestone, being the completion of the initial formative human factors studies, in May 2017. Management is presently focused on achieving the remaining milestones for the first half of 2017 on schedule, while proceeding with disciplined product development, verification and validation processes.

At the same time, the Company is evolving its Quality Management System in preparation for submittal of applications for regulatory clearances. As required testing is completed, the results will be incorporated into the documentation and technical files to be reviewed by the FDA for 510(k) clearance and by a European Notified Body for CE Mark approval.

During 2017 and 2018, the Company plans to pursue financing that will allow it to continue the development and commercialization of the SPORT Surgical System, as well as continue its efforts to secure its intellectual property through the patent and licensing process. The pace at which the Company can execute ongoing development continues to be substantially dependent on its ability to raise the necessary capital on a timely basis.

Additional Information

Additional information relating to Titan, including Titan’s Annual Information Form for the 2016 fiscal year, is available on SEDAR at www.sedar.com.